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                              October 22, 2021

       Thomas DeNunzio
       Chief Executive Officer
       Ultimate Holdings Group, Inc.
       780 Reservoir, #123
       Cranston, RI 02910

                                                        Re: Ultimate Holdings
Group, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed October 20,
2021
                                                            File No. 000-56358

       Dear Mr. DeNunzio:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form.

                                                        More specifically, your
registration statement fails to include an audit report that complies with Article 2 of
Regulation S-X.
              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Real Estate & Construction